Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended December 31, 2012 under IFRS

Wipro Records 18% YoY Growth in Net Income in the quarter

Bangalore, India and East Brunswick, New Jersey, USA – January 18, 2013 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its third quarter ended December 31, 2012.

Highlights of the Results:

Results for the Quarter ended December 31, 2012:

•	Total Revenues were 110.25 billion ($2.01 billion1), an increase of 10% YoY.

•	Net Income was 17.16 billion ($313 million1), an increase of 18% YoY. Non-GAAP Adjusted Net Income was 17.09 billion ($312 million1), an increase of 17% YoY.

•	IT Services Revenue was $1,577 million, a sequential increase of 2.4% and YoY increase of 4.8%.

•	Non-GAAP constant currency IT Services Revenue in dollar terms was $1,571 million, within our guidance range of $1,560 million to $1,590 million.

•	IT Services Revenues in Rupee terms was 86.02 billion ($1,568 million1), an increase of 13% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 17.92 billion ($327 million1), an increase of 13% YoY.

•	Operating Income to Revenue for IT Services was 20.8% for the quarter, up 0.1% sequentially.

•	Wipro declared an interim dividend of 2 ($0.041) per share /ADS.

Performance for the quarter ended December 31, 2012

Azim Premji, Chairman of Wipro, commenting on the results said – “While the overall mood on economic growth continues to be muted, global corporations continue to leverage technology to drive revenues and productivity.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “We have expanded operating margins sequentially through improvements in revenue productivity and improved cash flow generation through efficient working capital management. We commend and welcome the circular implementing the recommendation of the Rangachary Committee, which has dealt with the tax disputes the industry has been facing over the years.”

T K Kurien, Executive Director & Chief Executive Officer, IT Business, said – “We have seen broad based growth in the quarter with all our verticals growing sequentially. Our improvement in customer and employee engagement is reflected in client mining with 10 customers contributing more than $100 million and lower attrition. We continue to make investments in our go to market organization and technology themes to be a strategic partner to our customers.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 31, 2012, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 54.86. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2012 was US$1= 54.54

Outlook for the Quarter ending March 31, 2013

We expect Revenues from our IT Services business to be in the range of $1,585 million to $1,625 million*.

* Guidance is based on the following exchange rates: GBP/USD at 1.61, Euro/USD at 1.31, AUD/USD at 1.04, USD/INR at 54.65.

IT Services (78% of Total Revenue and 92% of Operating Income for the quarter ended December 31, 2012)

The IT Services segment had 142,905 employees as of December 31, 2012, an increase of 2,336 people in the quarter. We added 50 new customers for the quarter.

Wipro has secured a large R&D Applications and Infrastructure services deal from a Europe-based Telecom Equipment Vendor. IT will be a key enabler in the client’s ongoing business transformation program and this deal was a natural extension of Wipro’s longstanding partnership with the client.

Sears Holdings Corporation, a leading integrated Retailer in the US has extended its agreement with Wipro through a multi-year Business Process Outsourcing contract in the areas of Finance & Accounting, Human Resources and Procurement. Wipro will continue to build on the relationship to deliver results, quality, innovation and flexibility.

Wipro has won a multi-year IT Infrastructure Outsourcing engagement with one of the largest Retailers in Australia. This transformational program, which also involves cloud deployment, will leverage a high degree of automation to improve operational efficiencies. This will help the Retailer improve business agility and enhance the end-user experience.

Wipro has won a multi-year engagement with a large not-for-profit Healthcare Provider in the US to enable the seamless integration of the IT infrastructure of its recently acquired entities. The partnership will help the customer leverage new technologies like cloud, analytics, pervasive computing and mobility to deliver and improve the quality of care.

Wipro has won a deal for a Core Banking Solution implementation across 2,520 branches of Punjab and Sind Bank, a public sector bank in India. Wipro will be providing hardware and software, WAN roll-out, network & security devices, data center and disaster site co-hosting.

Awards and accolades

Wipro was named a Leader in The Forrester Wave™: Business Intelligence (BI) Services Providers, Q4 2012. The report said that Wipro is closing the gap with multinational companies, investing substantially in dedicated local market consulting resources, coupled with significant amounts of industry-specific productized IP and platform BI solutions, giving clients a good mix of process consulting skills backed by leading technology.

Wipro was recognized at the ‘National Centre for Promotion of Employment for Disabled People (NCPEDP)-Shell Helen Keller Awards 2012’, in the category ‘Role Model Organizations’.

Wipro won the Global MAKE (Most Admired Knowledge Enterprises) Award 2012, administered by Teleos, an independent research firm based in the United Kingdom. This was the fifth time that Wipro has been recognized as one of the top global organizations that transforms corporate knowledge into intellectual capital for the enterprise and increases stakeholder wealth by transforming new as well as existing enterprise knowledge into superior products, services or solutions.

Wipro has been selected by Amazon Web Services (AWS) as a ‘Premier Consulting Partner’ for 2013. This title recognizes Wipro as one of the top Consulting Partners in the Amazon Partner Network program, having distinguished itself by investing significantly in its Cloud and AWS practice and providing exceptional customer service.

Wipro topped the ‘Guide to Greener Electronics’ ranking released by Greenpeace International. The guide ranked 16 Electronic companies across the world based on their commitment and progress in three environment criteria: Energy and Climate, Greener Products and Sustainable Operations.

IT Products (9% of Total Revenue and 1% of Operating Income for the quarter ended December 31, 2012)

•	Our IT Products segment recorded Revenue of 9.97 billion ($182 million1) for the quarter, a YoY increase of 11%.

•	EBIT was 239 million ($4 million1) for the quarter.

•	Operating Income to Revenue for this segment was 2% for the quarter.

Consumer Care and Lighting (9% of Total Revenue and 7% of Operating Income for the quarter ended December 31, 2012)

•	Our Consumer Care and Lighting business segment recorded Revenue of 10.28 billion ($187 million1) for the quarter, an increase of 17% YoY.

•	EBIT was 1.4 billion ($26 million1) for the quarter, an increase of 34% YoY.

•	Operating Income to Revenue for this segment was 14% for the quarter.

•

Wipro signed a definitive agreement to acquire 100% shareholding of the L.D. Waxson Group, a Singapore-based Fast Moving Consumer Goods (FMCG) company for an all cash consideration of about USD 144 million.

Wipro Limited

•	Total Revenue for the quarter ended December 31, 2012 was 110.25 billion ($2.01 billion1).

•	Net Income for the quarter ended December 31, 2012 was 17.16 billion ($313 million1).

•	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter ended December 31, 2012 was 17.09 billion ($312 million1).

Please see the table on page 7 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period.

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the quarter ended December 31, 2012, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Calls

We will hold a conference call today at 02:00 p.m. Indian Standard Time (03:30 a.m. US Eastern Time) and at 6:15 p.m. Indian Standard Time (7:45 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press

Manoj Jaiswal	Sridhar Ramasubbu	Vipin Nair

Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-3991-6154

Manoj.Jaiswal@wipro.com	sridhar.ramasubbu@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of December 31,
	2012	2012	2012
			Convenience translation into US$ in millions (Unaudited)
ASSETS
Goodwill	67,937	74,538	1,359
Intangible assets	4,229	4,575	83
Property, plant and equipment	58,988	60,571	1,104
Investment in equity accounted investee	3,232	3,096	56
Derivative assets	3,462	35	1
Non-current tax assets	10,287	10,678	195
Deferred tax assets	2,597	2,607	48
Other non-current assets	11,781	10,182	186

Total non-current assets	162,513	166,282	3,031

Inventories	10,662	11,321	206
Trade receivables	80,328	81,825	1,492
Other current assets	25,743	30,893	563
Unbilled revenues	30,025	33,400	609
Available for sale investments	41,961	87,408	1,593
Current tax assets	5,635	10,056	183
Derivative assets	1,468	3,818	70
Cash and cash equivalents	77,666	69,445	1,266

Total current assets	273,488	328,166	5,982

TOTAL ASSETS	436,001	494,448	9,013

EQUITY
Share capital	4,917	4,925	90
Share premium	30,457	31,632	577
Retained earnings	241,912	279,608	5,097
Share based payment reserve	1,976	1,199	22
Other components of equity	6,594	12,943	236
Shares held by controlled trust	(542)	(542)	(10)

Equity attributable to the equity holders of the company	285,314	329,765	6,011
Non-controlling Interest	849	1,165	21

Total equity	286,163	330,930	6,032

LIABILITIES
Long—term loans and borrowings	22,510	757	14
Deferred tax liabilities	353	430	8
Derivative liabilities	307	138	3
Non-current tax liability	5,403	5,282	96
Other non-current liabilities	3,519	3,953	72
Provisions	61	25	—

Total non-current liabilities	32,153	10,585	193

Loans and borrowings and bank overdrafts	36,448	62,276	1,135
Trade payables and accrued expenses	47,258	51,683	942
Unearned revenues	9,569	10,699	195
Current tax liabilities	7,232	12,606	230
Derivative liabilities	6,354	3,049	56
Other current liabilities	9,703	11,452	209
Provisions	1,121	1,168	21

Total current liabilities	117,685	152,933	2,788

TOTAL LIABILITIES	149,838	163,518	2,981

TOTAL EQUITY AND LIABILITIES	436,001	494,448	9,013

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2011	2012	2012	2011	2012	2012
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)
Gross revenues	98,808	109,487	1,996	273,807	320,717	5,846
Cost of revenues	(69,704)	(75,531)	(1,377)	(194,704)	(221,563)	(4,039)
Gross profit	29,104	33,956	619	79,103	99,154	1,807
Selling and marketing expenses	(7,459)	(9,152)	(167)	(20,253)	(27,057)	(493)
General and administrative expenses	(5,570)	(6,104)	(111)	(14,531)	(17,955)	(327)
Foreign exchange gains/(losses), net	1,164	759	14	2,750	2,626	48
Results from operating activities	17,239	19,459	355	47,070	56,768	1,035
Finance expenses	(1,017)	(516)	(9)	(3,027)	(2,420)	(44)
Finance and other income	2,149	3,224	59	6,454	9,149	167
Share of profits/(losses) of equity accounted investee	117	(65)	(1)	326	(203)	(4)
Profit before tax	18,488	22,102	405	50,823	63,294	1,154
Income tax expense	(3,810)	(4,848)	(88)	(9,748)	(13,972)	(255)

Profit for the period	14,677	17,254	317	41,075	49,322	899

Attributable to:
Equity holders of the company	14,564	17,164	313	40,921	49,071	894
Non-controlling interest	114	90	2	153	251	5

Profit for the period	14,678	17,254	315	41,075	49,322	899

Earnings per equity share:
Basic	5.94	7.00	0.13	16.71	20.02	0.36
Diluted	5.93	6.98	0.13	16.67	19.97	0.36
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,449,813,576	2,453,446,461	2,453,446,461	2,449,013,412	2,451,682,112	2,451,682,112
Diluted	2,454,941,301	2,457,295,329	2,457,295,329	2,455,414,799	2,456,806,947	2,456,806,947
Additional Information
Segment Revenue
IT Services	76,076	86,018	1,568	208,417	252,893	4,610
IT Products	9,000	9,969	182	29,066	28,492	519
IT Services & Products	85,077	95,987	1,750	237,483	281,385	5,129
Consumer Care and Lighting	8,787	10,281	187	24,334	30,154	550
Others	6,109	3,978	73	14,741	11,804	215
Total	99,972	110,246	2,010	276,558	323,343	5,894
Operating Income
IT Services	15,828	17,917	327	43,536	52,665	960
IT Products	475	239	4	1,349	722	13
IT Services & Products	16,303	18,156	331	44,885	53,387	973
Consumer Care and Lighting	1,045	1,402	26	2,822	3,675	67
Others	(109)	(100)	(2)	(638)	(294)	(5)
Total	17,238	19,458	355	47,070	56,768	1,035
Reconciliation of adjusted Non-GAAP profit to profit as per IFRS
Profit for the period attributable to Equity holders of the Company	14,564	17,164	313	40,921	49,071	894
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	1	(69)	(1)	(123)	(252)	(5)

Non-GAAP adjusted profit	14,565	17,095	312	40,798	48,819	889

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
IT Services Revenue as per IFRS	1,577
Effect of Foreign currency exchange movement	(6)
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,571
IT Services Revenue as per IFRS	1,577
Effect of Foreign currency exchange movement	3
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,580